# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tevogen Bio Holdings Inc., CIK 0001860871
CUSIP: 88165K101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15 Independence Boulevard, Suite #210, Warren, New Jersey (NJ), 07059
Date of event which requires filing of this statement: 06/27/2025
Amends the filing with accession number 0001493152-24-007591
Filed by CIK 0002011728
Persons authorized to receive notices and communications: Ryan Saadi, c/o Tevogen Bio Holdings Inc., 15 Independence Boulevard, Suite #210, Warren, New Jersey (NJ), 07059, (877) 838-6436

## Reporting persons
- Ryan H. Saadi (CIK 0002011728): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 124,814,453.32; shared voting power 193,923; sole dispositive power 97,465,499.32; shared dispositive power 193,923; aggregate amount beneficially owned 125,008,376.32 (64.5% of the class)
  Comment: The number of shares reported in row 7 includes 27,348,954 shares of restricted Common Stock ("Restricted Stock") that are outstanding and therefore carry voting rights but that may not be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered, subject to forfeit. The shares of Common Stock reported in rows 8 and 10 consist of shares held by Dr. Saadi's spouse. The percent reported in row 13 is calculated based on 193,693,433 shares of Common Stock outstanding as of July 10, 2025, as disclosed in the Issuer's Current Report on Form 8-K filed on July 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Tevogen Bio Holdings Inc.
Address of issuer's principal executive offices: 15 Independence Boulevard, Suite #210, Warren, New Jersey (NJ), 07059
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Tevogen Bio Holdings Inc., a Delaware corporation (the "Issuer" or the "Company"). This Amendment amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Person on February 22, 2024 (as amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Present principal occupation or employment:
The third sentence of Item 2 of the Schedule 13D is hereby amended to read as follows:

The principal business address of the Reporting Person is 15 Independence Boulevard, Suite #210, Warren, New Jersey 07059.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Person received a grant of 8,000,000 shares of Restricted Stock on June 27, 2025 as compensation for his service as Chief Executive Officer of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Items 3 and 6 of this Amendment is incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

(a) See rows (11) and (13) of the cover page to this Amendment for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by Dr. Saadi.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated to read as follows:

(b) See rows (7) through (10) of the cover page to this Amendment for the aggregate number of shares of Common Stock as to which Dr. Saadi has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated to read as follows:

(c) Except as set forth in this Amendment, the Reporting Person has not effected any transactions in the Common Stock in the 60 days prior to the date of this Amendment.

On June 9, 2025, in an open market sale, the Reporting Person sold 1,438,206 shares of Common Stock at prices ranging from $1.10 to $1.425 per share, for a volume-weighted average price of $1.23 per share.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

2025 Restricted Stock Award

On June 27, 2025, the Company granted 8,000,000 shares of Restricted Stock to Dr. Saadi pursuant to the 2024 Plan and a Restricted Stock Award Agreement (the "Award Agreement"). The shares of Restricted Stock vest in four equal annual installments beginning on the seventh anniversary of the grant date, subject to Dr. Saadi's continuous service with the Issuer through the vesting date, and provided that the shares will automatically vest in full in the event of termination due to death or disability. Pursuant to the terms of the Award Agreement, Dr. Saadi is entitled to vote the shares of Restricted Stock, but the shares of Restricted Stock may not be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered prior to vesting, subject to automatic forfeit. Dr. Saadi will automatically forfeit all unvested shares of Restricted Stock in the event he departs the Company for any reason, unless termination of his service triggers accelerated vesting pursuant to the terms of the Award Agreement or the 2024 Plan.

The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Award Agreement, which is filed as Exhibit 99.6 to this Amendment and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement and Plan of Merger, dated June 28, 2023, by and among Semper Paratus Acquisition Corporation, Semper Merger Sub, Inc., SSVK Associates, LLC, Tevogen Bio Inc, and Ryan Saadi, in his capacity as seller representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on June 29, 2023 (File No. 001-41002)).

99.2 Amended and Restated Registration Rights Agreement, dated February 14, 2024, by and among the Company, SSVK Associates, LLC, Semper Paratus Sponsor LLC, Cantor Fitzgerald & Co., and the other signatories thereto (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed with the SEC on April 29, 2024 (File No. 001-41002)).

99.3 Tevogen Bio Holdings Inc. 2024 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the SEC on February 14, 2024 (File No. 001-41002)).

99.4 Restricted Stock Unit Agreement, dated as of February 14, 2024, by and between the Company and Ryan Saadi (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed with the SEC on April 29, 2024 (File No. 001-41002)).

99.5 Form of Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the SEC on February 14, 2024 (File No. 001-41002)).

99.6* Restricted Stock Award Agreement, dated as of June 27, 2025, by and between the Company and Ryan Saadi.

* Filed herewith.

## Signatures
- Ryan H. Saadi: /s/ Ryan H. Saadi, Ryan H. Saadi (07/25/2025)